Form 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the year ended December 31, 1999

Commission File Number 1-5828

SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
pursuant to the plan)

1047 N. Park Rd.
Wyomissing, Pennsylvania  19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology
Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

 SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date     June  27, 2000              By  /s/ G. Walton Cottrell
      G. Walton Cottrell
      Senior Vice President - Finance and
      Chief Financial Officer

Financial Statements and Exhibits

(a) Financial Statements
 The financial statements filed as part of this report are listed in the Index to
 Financial Statements included herein.
(b) Exhibits
 (1) Consent of Independent Accountants

CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Report of Independent Accountants

Financial Statements:

     Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998
     Statement of Changes in Net Assets Available for Benefits for the years ended
     December 31, 1999 and 1998
     Notes to Financial Statements

Supplemental Schedule:

     Assets Held for Investment as of December 31, 1999
Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Savings Plan of Carpenter Technology
Corporation:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation
(the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United
States.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for Investment as of
December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 23, 2000

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         SAVINGS PLAN OF

         CARPENTER
        TECHNOLOGY CORPORATION

         STATEMENTS OF
        NET ASSETS AVAILABLE FOR BENEFITS

         as of December 31,
        1999 and 1998

         (dollars in
        thousands)

         ASSETS

         1999

         1998

         Investments, at
        fair value

         $ 308,225

         $ 286,350

         Receivables:

              Investment
        income receivable

         366

         381

              Miscellaneous
        receivables

         35

         64

              Total
        receivables

         401

         445

              Total
        assets

         308,626

         286,795

         LIABILITIES

         Accrued
        administration expenses

         249

         48

         Loans payable

         31

         -

              Total
        liabilities

         280

         48

         Net assets
        available for benefits

         $ 308,346

         $ 286,747

The accompanying
notes are an integral part of these financial statements.

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         SAVINGS PLAN OF

         CARPENTER
        TECHNOLOGY CORPORATION

         STATEMENTS OF
        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         for the years ended
        December 31, 1999 and 1998

         (dollars in
        thousands)

         1999

         1998

         Additions to net
        assets attributed to:

         Investment income:

              Net
        appreciation in fair value of investments

         $ 18,540

         $ 11,127

              Interest

         5,538

         5,580

              Dividends

         4,543

         2,908

         28,621

         19,615

         Contributions:

              Salary
        deferral

         10,239

         11,774

              Participant

         2,336

         2,663

              Rollover

         194

         522

              Company
        basic

         4,912

         5,107

         17,681

         20,066

                    Total
        additions

         46,302

         39,681

         Deductions from net
        assets attributed to:

         Benefits paid to
        participants

         23,400

         17,461

         Administrative
        expenses

         1,303

         811

              Total
        deductions

         24,703

         18,272

                   Net
        increase

         21,599

         21,409

         Net assets
        available for benefits:

                   Beginning
        of year

         286,747

         265,338

                   End
        of year

         $ 308,346

         $ 286,747

The accompanying
notes are an integral part of these financial statements.

Return
to Index

SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION

 NOTES TO FINANCIAL STATEMENTS

1. Description of Plan:

 The following description of the Savings Plan of Carpenter Technology Corporation (the
 Plan) provides only general information.  A more comprehensive description of the Plan's provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the "Company".)

 General:

 The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company in core Specialty Alloys Operations and Carpenter Specialty
 Wire Products, all domestic employees of Carpenter Special Products Corporation, and certain other employees of Engineered Products Group, and corporate office employees.
 It is subject to the provisions of the Employee Retirement Income Security Act of 1974
 (ERISA), as amended.

 Contributions:

 Each year, participants may contribute up to 17 percent of pretax annual compensation
 (known as salary deferral contributions), and up to 17 percent of after-tax annual compensation (known as participant contributions), as defined in the Plan. The combined contributions cannot exceed 17 percent of total compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (known as rollovers).  The Company contributes an amount equal to three percent of each employee's base pay (known as company basic contributions).
 Contributions are subject to certain limitations.  All contributions are funded with an independent trustee.

 Participant's Accounts:

 Four accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

    -    Long-term savings account - credited with company basic and salary deferral contributions, both of which are participant directed;

    -    Thrift account - credited with participant contributions, which are participant directed;

    -    Profit Sharing Account - credited with Company contributions prior to 1988, which were non-participant directed.  No further contributions may be made to this account, and participants cannot transfer amounts to other investment funds.

    -    Rollover Account - credited with rollover contributions, which are participant directed.

 Vesting:

         All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

 Investment Funds:

         The Plan maintains nine investment funds.  Each participant may designate separately the investment fund or funds in which the Long-Term Savings Account, Thrift Account or
 Rollover Account are to be invested.  The Profit Sharing Account may be invested only in the Carpenter Technology Stock Fund.  A brief description of each investment fund is as follows:

    -    Fixed Income Fund (Selection Fund for Employee Trusts of State Street Bank and
  Trust Company) - a fund invested primarily in guaranteed investment contracts, or similar insurance company or bank investments.

    -    U.S. Government Money Market Fund (Short-term Fund for Government Securities of State Street Bank and Trust Company) - a fund invested in U.S. Government short-term money market obligations or securities.

    -    Balanced Fund (American Balanced Fund) - a fund invested in a portfolio of securities including common and preferred stocks, corporate bonds, U.S.
  government securities, cash or cash equivalents.

    -    Equity Index Fund (BZW Barclays' Equity Index Fund) - a fund invested primarily in common stocks of virtually all issues in the Standard and Poor's 500 Index.

    -    Broad-based Equity Fund (Matrix Synthesis Fund for Employee Trusts of State
  Street Bank and Trust Company) - a fund invested in common stocks and other equity securities.

    -    Carpenter Technology Stock Fund - a fund invested primarily in Company common stock.

    -    International Equity Fund (Euro-Pacific Growth Fund) - a fund invested in securities outside the U.S.

    -    Mid-Cap Equity Fund (Putnam Vista Fund) - a fund invested primarily in the stocks of medium-sized companies.

    -    Intermediate Bond Fund (Putnam Income Fund) - a fund invested primarily in fixed income securities, such as government debentures and corporate bonds.

Participant Loans:

Loans are available from the long-term savings account to participants who are active employees of the Company.  Participants are subject to certain restrictions on their number of loans, amount and term of repayment.  Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent.  Loan repayments are required monthly, and payment in full is required at the time of the participant's separation.

Benefits Paid to Participants:

Benefits paid to participants include participant distributions, withdrawals and loan settlements.  Participants are entitled to a lump sum distribution upon separation from service, occurrence of a permanent disability or after attainment of age 59-1/2.  Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000. The distribution of benefits to all separated participants must begin no later than the latter of December 31 of the year in which the participant retires or attains age 70-1/2.  Upon attainment of age 59-1/2, participants may make withdrawals from any account without limitation.  Prior to age 59-1/2, the following order applies:  1) Thrift, profit sharing and rollover accounts, balance available at any time. 2) Long-term savings account, subject to certain hardship restrictions.  Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter
Technology Stock Fund shall be made in shares of the Company's common stock or cash, at the participant's option.

Administrative Expenses:

All fees directly related to the Plan are paid by the Plan.

Plan Termination:

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.  In the event of termination or partial termination of the Plan, or discontinuance of contributions by the Company, the rights of all participants to amounts credited to their accounts shall be nonforfeitable.

  Summary of Significant Accounting Policies:

 A. The financial statements of the Plan are prepared under the accrual method of accounting.

 B. The Plan adopted Statement of Position (SOP) No. 99-3, "Accounting for and
  Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure
  Matters."  SOP 99-3 simplifies the presentation and disclosure of by-fund information for participant directed investments.

 C. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

 D. The investment in common stock of Carpenter Technology Corporation is stated at fair value based on the last reported sales price as quoted on the New York Stock
  Exchange.  The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee.  Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.
  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

 E. The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

 F. Benefits are recorded when paid.

 G. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets.  (Shares and dollars in thousands)

         at December 31

         1999

         1998

            Selection
        Fund for Employee Trusts of State Street Bank and
           Trust Company, 54,651 and 55, 751
        shares, respectively

         $  54,651

         $  55,751

            Carpenter
        Technology Stock Fund, 1,814 and 1,310 shares,
           respectively  *

         $  49,776

         $  44,454

            BZW
        Barclay's Equity Index Fund, 975 and 943 shares,
           respectively

         $  39,647

         $  31,698

            Matrix
        Synthesis Fund for Employee Trusts of State Street
           Bank and Trust Company, 584 and 674
        shares, respectively

         $108,955

         $108,777

         * Includes non
        participant-directed total of $2,232 and $2,961,
           respectively

 During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,540,000 and $11,127,000 as follows:

         (in thousands)

         1999

         1998

            Registered
        investment companies

         $  18,484

         $ 20,325

            Common
        stock

         (6,587)

         (15,907)

            Collective
        trusts

           6,643

         6,709

         $ 18,540

         $ 11,127

  Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments  is as follows:

         at December 31

         1999

         1998

         (dollars in
        thousands)

Net Assets:

                Carpenter
        Technology Corporation common stock

         $ 2,232

         $ 2,961

         Year ended
        December 31

         1999

         1998

         (dollars in
        thousands)

         Changes in net
        assets:

            Dividends

         $       80

         $
             121

            Net
        appreciation

           (550)

         (1,227)

            Benefits
        paid to participants

           (259)

         (380)

         $   (729)

         $  (1,486)

  Tax Status:

        The Internal Revenue Service has determined and informed
        the Company by letter dated

        June 7, 1995, that the Plan and related trust are
        designed in accordance with applicable

        sections of the Internal Revenue Code (IRC).
        Although the Plan has been amended since

        receiving the determination letter, the Plan
        administrator and the Plan's tax counsel believe

        that the Plan is designed and is currently being operated
        in compliance with the applicable

        requirements of the IRC.  A request for an updated
        determination letter is pending with the

        Internal Revenue Service.

  Reconciliation
        of Financial Statements to Form 5500

        The following is a reconciliation of net assets available
        for benefits per the financial

        statements to the Form 5500:

         Yr Ended

         Yr Ended

         12/31/99

         12/31/98

         (dollars in
        thousands)

         Net assets
        available for benefits per the financial statements

         $ 308,346

         $ 286,747

         Amounts allocated
        to withdrawing participants

         (102)

         (342)

         Net assets
        available for benefits per the Form 5500

         $ 308,244

         $ 286,405

 The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

         Yr Ended

         Yr Ended

         12/31/99

         12/31/98

         (dollars in
        thousands)

         Benefits paid to
        participants per the financial statements

         $ 23,400

         $ 17,461

         Add: Amounts
        allocated to withdrawing participants

              at
        current year end

         102

         342

         Less: Amounts
        allocated to withdrawing participants

              at
        previous year end

         (342)

         (114)

         Benefits paid to
        participants per the Form 5500

         $ 23,160

         $ 17,689

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

  Related Party Transactions:

        Certain Plan investments are shares of mutual funds
        managed by State Street Bank and

        Trust Company.  State Street Bank is the trustee as
        defined by the Plan and, therefore,

        these transactions qualify as party-in-interest.
        Fees paid by the Plan for the

        investment management services amounted to approximately $540,000 for the year ended December 31, 1999.

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Savings Plan of Carpenter Technology Corporation
Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
December 31, 1999

         (A)

         (B)

         (C) Description
        of investment, including

         (D)

         (E)

         Identity of
        issue, borrower, lessor or similar party

         maturity date,
        rate of interest, collateral,

         Cost

         Current

         par or maturity
        value

         Value

         Selection Fund for
        Employee Trusts
         of State Street Bank and Trust Co.

         Common / Collective
        Trust

         $54,651,111

         $54,651,111

         *

         Carpenter
        Technology Corporation
         Stock Fund

         Corporate Stocks -
        Common

         $55,022,263

         $49,775,521

         BZW Barclays Equity
        Index Fund

         Collective Trust

         $25,181,197

         $39,646,811

         Putnam Income Fund

         Registered
        Investment Company

         $954,563

         $890,995

         Putnum Vista Fund

         Registered
        Investment Company

         $8,158,031

         $10,389,096

         Euro Pacific Growth
        Fund

         Registered
        Investment Company

         $5,988,066

         $7,483,779

         Participant Loans

         Loans to
        Participants - interest rate range 6.74% to 11.5%; no
        loans due past 1/1/2010

         $0

         $11,874,533

         American Balanced
        Fund

         Registered
        Investment Company

         $8,129,424

         $7,729,550

         Matrix Synthesis
        Fund for Employee
         Trusts of State Street Bank and
         Trust Co.

         Registered
        Investment Company

         $50,675,305

         $108,955,216

         *

         Short-Term Fund for
        Government
         Securities of State Street Bank and
         Trust Co.

         Interest Bearing
        Cash

         $6,498,676

         $6,498,676

         *

         State Street Bank
        and Trust
         Company Short Term Investment
         Fund

         Interest Bearing
        Cash

         $10,330,045

         $10,330,045

         * Party-in-Interest

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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on
Form S-8 (No. 2-83780) of Carpenter Technology Corporation of our report dated June 23, 2000 relating to the financial statements of the Savings Plan of Carpenter Technology Corporation,
which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 27, 2000

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